Exhibit 107

EX-FILING FEES

Calculation of Filing Fee Tables

424(b)(5)

MARA HOLDINGS, INC.

Table 1: Newly Registered and Carry Forward Securities

		Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Newly Registered Securities
Fees to be Paid	1	Equity	Common stock, par value $0.0001 per share	457(o)			$2,000,000,000.00	0.00015310	$306,200.00
Fees Previously Paid
			Total Offering Amounts:				$2,000,000,000.00		$306,200.00
			Total Fees Previously Paid:						$0.00
			Total Fee Offsets:						$0.00
			Net Fee Due:						$306,200.00

Offering Note

[1]	Calculated in accordance with Rule 457(o) of the Securities Act of 1933, as amended (the “Securities Act”), based on the proposed maximum aggregate offering price, and Rules 456(b) and 457(r) of the Securities Act.